Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163784
PROSPECTUS SUPPLEMENT
(To prospectus dated April 13, 2010)
Up to U.S.$40,000,000
The Republic of Argentina
8.75% Global Bonds due 2017

     This prospectus supplement relates to the resale by the selling holders set forth herein (the “Selling Holders”) of an aggregate principal amount of up to U.S.$40,000,000 of 8.75% Global Bonds due 2017 (the “Bonds”) to be issued by The Republic of Argentina (“Argentina”). The issue date (the “Issue Date”) of the Bonds will be the date on which the Bonds are delivered to the Selling Holders during the “Early Settlement” of the Invitation (as hereinafter defined). “Early Settlement” under the Invitation will commence on or about June 2, 2010 and may occur over a period of up to seven business days.
     The Selling Holders or their transferees, pledgees, donees or other successors-in-interest may offer the Bonds from time to time through public or private transactions at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Argentina will not receive any proceeds from the sale of the Bonds. The Selling Holders will sell the Bonds in accordance with the “Plan of Distribution” set forth in this prospectus supplement. The Selling Holders will bear all commissions and discounts, if any, attributable to the sales of the Bonds. Argentina will bear all expenses and fees in connection with the registration of the Bonds.
     The Bonds are being offered under Argentina’s registration statement (file no. 333-163784) (the “Registration Statement”) initially filed with the United States Securities and Exchange Commission (the “SEC”) under Schedule B of the Securities Act of 1933, as amended (the “Securities Act”), on December 16, 2009, and declared effective by the SEC on April 13, 2010.
          This prospectus supplement should be read in conjunction with the prospectus dated April 13, 2010 (the “Prospectus”), together with the documents incorporated by reference and described under “Incorporation by Reference” in this prospectus supplement.
          None of Argentina or any Selling Holder has expressed any opinion as to whether the terms of the Bonds are fair. None of Argentina or any Selling Holder makes any recommendation that you purchase the Bonds, and no one has been authorized by Argentina or any Selling Holder to make any such recommendation.
     See “Risk Factors” on page S-6 of this prospectus supplement and beginning on page 7 of the Prospectus to read about factors you should consider before purchasing any Bonds.

     Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 2, 2010.

          This document and the accompanying Prospectus does not constitute an offer of securities in any jurisdiction where such offer is unlawful.
          In this document, references to “we,” “our” and “us” are to the Republic of Argentina, or “Argentina.” References to “you” and “your” are to potential investors.

INCORPORATION BY REFERENCE
          The SEC allows Argentina to incorporate by reference some information that Argentina files with the SEC. Argentina can disclose important information to you by referring to these documents. The following documents are considered a part of and incorporated by reference in this document and the accompanying Prospectus:
•	Amendment No. 4 to Argentina’s Annual Report on Form 18-K/A for the year ended December 31, 2008 (which includes certain information updated as of December 31, 2009), as filed with the SEC on April 9, 2010, SEC file no. 033-70734.

•	Free Writing Prospectus dated May 24, 2010 announcing the early tender results of the Invitation, filed pursuant to Rule 433 under the Securities Act.
          We refer to Amendment No. 4 to Argentina’s Annual Report as the “Annual Report.” Information that Argentina files with the SEC in the form of any amendment to the Annual Report on Form 18-K/A, any subsequent Annual Report on Form 18-K and any amendment thereto on Form 18-K/A filed on or after the date of this prospectus supplement and prior to the termination of the offer hereunder will update and supersede earlier information that it has filed.
          You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:
100 F Street, N.E.
Washington, D.C. 20549
Please call the SEC at 1-800-SEC-0330 for further information. In addition, electronic SEC filings of Argentina are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

SUMMARY
          This summary highlights information contained elsewhere in this document. It is not complete and may not contain all the information that you should consider before investing in the Bonds. You should read this document, the documents incorporated herein by reference and the accompanying Prospectus in their entirety, including the “Risk Factors” section herein and therein, carefully.

Issuer	The Republic of Argentina.

Securities Offered	U.S. dollar-denominated 8.75% Global Bonds due 2017.

Final Maturity	June 2, 2017.

Interest	8.75% per annum, payable semi-annually in arrears on June 2 and December 2 of each year, commencing on December 2, 2010. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

All interest on the Bonds will be payable in cash on each interest payment date.

Seniority	The Bonds are direct, unconditional, unsecured and unsubordinated obligations of Argentina, and rank pari passu and without preference among themselves by reason of priority of date of issue or currency of payment or otherwise, and at least equally with all of Argentina’s other present and future unsecured and unsubordinated External Indebtedness (as defined in the accompanying Prospectus under “Description of the Securities—Description of Debt Securities—Negative Pledge”).

Redemption	The Bonds are not redeemable before maturity and are not entitled to the benefit of any sinking fund. Nevertheless, Argentina may at any time purchase the Bonds and hold or resell them or surrender them to the trustee for cancellation.

Denomination	The Bonds are issued in denominations of U.S.$1.00 and integral multiples thereof.

Form	The Bonds are represented by interests in one or more global securities in fully registered form. Bonds held in Clearstream, Luxembourg, Euroclear and Caja de Valores are registered in the name of a nominee of a common depositary for Clearstream, Luxembourg, Euroclear and Caja de Valores and deposited with that common depositary. You may hold a beneficial interest directly if you have an account with Clearstream, Luxembourg, Euroclear or Caja de Valores or indirectly through a financial institution that has an account with either of these clearing systems. As an owner of a beneficial interest in the Bonds, you will generally not be entitled to have your Bonds registered in your name, will not be entitled to receive certificates in your name evidencing the Bonds and will not be considered the holder of any Bonds under the indenture.

Listing	Application has been made to list the Bonds on the Official List of the Luxembourg Stock Exchange and on the Buenos Aires Stock Exchange and to have the Bonds admitted to trading on the Euro MTF

Market of the Luxembourg Stock Exchange and on the Mercado Abierto Electrónico.

Taxation	For a discussion of the tax consequences associated with the Bonds, see “Taxation”.

Class Voting; Fungibility	The Bonds offered hereby, together with other global bonds due 2017 issued under the indenture that are denominated in dollars and are governed by New York law, will be deemed to constitute part of a single series of securities under the indenture for purposes of voting on amendments or modifications to their terms and for purposes of voting on acceleration of their maturity or remedies upon an event of default. See “Description of the Bonds—Class Voting; Fungibility.”

Additional Amounts	Argentina will make payments of principal and interest in respect of the Bonds without withholding or deduction for or on account of any present or future Argentine taxes, duties, assessments or governmental charges of whatever nature except as set forth in “Description of the Securities—Description of Debt Securities—Additional Amounts” in the accompanying Prospectus.

Further Issues	Argentina may, from time to time without the consent of holders of the Bonds, create and issue additional securities ranking pari passu with the Bonds and having the same terms and conditions as the Bonds, or the same terms and conditions except for the amount of the first payment of interest or other amounts on such additional securities, or, if applicable, the initial interest or other payment date or interest accrual date. Argentina may consolidate any such additional securities to form a single series with the Bonds.

Trustee	The Bank of New York Mellon.

Securities Codes	The Bonds are assigned the following securities codes:

ISIN	Common Code
XS0501195480	050119548

Governing Law	The governing law of the Bonds is New York law, except with respect to authorization and execution of the securities and the trust indenture by Argentina, which are governed by the laws of Argentina.

Luxembourg Listing Agent	The Bank of New York Mellon (Luxembourg) S.A.

RISK FACTORS
          Your decision to purchase Bonds involves risk. We urge you to read carefully this document, the accompanying Prospectus and the documents incorporated herein by reference in their entirety and to note, in particular, the following risk factors, as well as those risk factors set forth in the accompanying Prospectus beginning on page 7.
The Bonds are new issues of securities and the trading market for the Bonds may be limited; the price at which the Bonds will trade in the secondary market is uncertain
          The Bonds are new securities for which there currently is no established trading market. We cannot assure you that any liquid market will develop for the Bonds, or if one does develop, that it will continue for any period of time. If an active market for the Bonds fails to develop or continue, this failure could make it more difficult to sell your Bonds and could harm the trading price of the Bonds. Argentina has submitted an application to list the Bonds on the Official List of the Luxembourg Stock Exchange and on the Buenos Aires Stock Exchange and to have the Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange and on the Mercado Abierto Electrónico. Nevertheless, we can offer no assurance that any such applications will be approved.
          The Bonds may trade at a discount from the principal amount, depending upon many factors, including prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. Any decline in trading prices, regardless of the cause, may adversely affect the liquidity and trading markets for the Bonds. We can make no assurance as to the liquidity of trading markets for Argentina’s public debt or guarantee that the bondholders will be able to sell the Bonds in the future. The failure of a market for Argentina’s Bonds to develop or continue could make it more difficult to sell your Bonds and could harm the trading price of the Bonds, and holders may be able to resell them only after an extended period of time, if at all.

RECENT DEVELOPMENTS
          The information included in this section supplements the information about Argentina corresponding to the headings below that is contained in Exhibit D to Argentina’s Annual Report. To the extent that the information included in this section differs from the information set forth in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined herein shall have the meanings set forth in the Annual Report.
Foreign Trade and Balance of Payments
          China
          Recently, Argentina and China have sustained differences in relation to technical standards applicable to exports of soy crude oil from Argentina to China. Argentina’s total exports to China in 2009 were U.S.$4.0 billion, of which soy-oil (crude and refined soy-oil) represented approximately 36.2%. In 2009, exports of soy-oil to China represented approximately 2.6% of Argentina’s total exports, which amounted to U.S.$55.8 billion. Both countries are in negotiations regarding this issue and are seeking to resolve it.
Monetary System
          On April 13, 2010, the Chamber of Deputies rejected the emergency decree that created the Debt Repayment Fund. A decision by the Senate is pending.
          On April 14, 2010 the Senate approved Ms. Marcó del Pont’s appointment as Governor of the Central Bank.
Public Sector Debt
          Intra-Public Sector Financings
          In the first quarter of 2010, Argentina issued the following intra-public sector debt:
•	Bonar X in an aggregate amount equal to U.S.$911 million with an annual interest rate of 7% and maturing in 2017;

•	Peso-denominated Treasury notes in an aggregate amount equal to U.S.$221 million with an annual interest rate ranging from 13.36% to 13.43% and maturing in 2011; and

•	Peso-denominated temporary advances from the Central Bank in an aggregate amount equal to U.S.$2.5 billion with a zero coupon interest rate and maturing one year after the date of each issuance.

USE OF PROCEEDS
          Argentina will not receive any proceeds from the sale of the Bonds by the Selling Holders.
SELLING HOLDERS
          The following table sets forth information, as of the date of this prospectus supplement, with respect to the Selling Holders and the principal amounts of Bonds beneficially owned by each Selling Holder that may be offered pursuant to this prospectus supplement. The information is based on information provided by or on behalf of the Selling Holders. The Selling Holders may offer all, some or none of the Bonds.

Principal Amount of Bonds Beneficially
Name of Selling Holder	Owned and Offered
Barclays Capital Inc.	up to U.S.$26,560,000
Citigroup Global Markets Inc.	up to U.S.$6,720,000
Deutsche Bank Securities Inc.	up to U.S.$6,720,000
          Argentina has agreed to indemnify the Selling Holders against certain losses, damages, liabilities and claims, including any violations under the Securities Act.
          Argentina has retained the Selling Holders to act, directly or through affiliates, on behalf of Argentina as international joint dealer managers in connection with an invitation (the “Invitation”) by Argentina to holders of certain eligible securities to submit offers to exchange such eligible securities for new securities. On the Issue Date, the Selling Holders will receive the Bonds from holders participating in the Invitation in payment of the fee charged by the international joint dealer managers to tendering holders with respect to certain eligible securities. Argentina is not compensating the Selling Holders for their role as international joint dealer managers in the Invitation. Argentina, however, has agreed to reimburse the international joint dealer managers for certain expenses, including the reimbursement of legal fees, in connection with the Invitation and has agreed to indemnify the international joint dealer managers and their affiliates against certain liabilities, including without limitation, liabilities under the Securities Act, as amended.
          At any given time, the Selling Holders may trade debt securities of Argentina for their own accounts or for the accounts of customers and may accordingly hold a long or short position in such securities or other securities of Argentina.
          The Selling Holders and their affiliates have also performed investment banking and advisory services for Argentina from time to time for which they have received customary fees and reimbursement of expenses. The Selling Holders and their affiliates may, from time to time, engage in transactions with and perform services for Argentina in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

DESCRIPTION OF THE BONDS
          This document describes the terms of the Bonds in greater detail than the accompanying Prospectus and may provide information that differs from the accompanying Prospectus. If the information in this document differs from the accompanying Prospectus, you should rely on the information in this document.
          Argentina has issued the Bonds under the trust indenture dated as of June 2, 2005 between Argentina and The Bank of New York Mellon, as trustee, as supplemented by the first supplemental indenture dated April 30, 2010. The information contained in this section summarizes some of the terms of the Bonds and the trust indenture. You should read the information set forth below together with the section “Description of the Securities” in the accompanying Prospectus, which summarizes the general terms of the Bonds and the trust indenture. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the Bonds. Argentina, therefore, urges you to read the trust indenture, the first supplemental indenture and the forms of the securities in making your investment decision. Argentina has filed copies of these documents with the SEC and has also filed copies of these documents at the offices of each of the trustee and the Luxembourg listing agent, where they will be made available to you.
General Terms of the Bonds
          The Bonds:
•	mature on June 2, 2017;

•	are denominated in U.S. dollars;

•	bear interest, payable semi-annually in arrears, computed on the basis of a 360-day year of twelve 30-day months at a rate per annum of 8.75%. Interest on the Bonds accrues from and including the Issue Date to, but excluding, June 2, 2017. All interest on the Bonds is payable in cash on each interest payment date. Interest payment dates for the Bonds are June 2 and December 2 of each year. The first such interest payment date is December 2, 2010;

•	pay interest and principal to persons in whose names the Bonds are registered at the close of business on the business day preceding the corresponding payment date;

•	are not redeemable before maturity and are not entitled to the benefit of any sinking fund. Nevertheless, Argentina may at any time purchase the Bonds and hold or resell them or surrender them to the trustee for cancellation;

•	are direct, unconditional, unsecured and unsubordinated obligations of Argentina and do not have the benefit of any separate undertaking of other government entities (including the Central Bank);

•	are represented by one or more global securities in fully registered form only, without coupons;

•	are available in definitive form only under certain limited circumstances (as described below);

•	are issued in denominations of U.S.$1.00;

•	represent a claim to their full principal at maturity (plus accrued but unpaid interest) or upon earlier acceleration in accordance with the terms;

•	will be redeemed at par on the maturity date; and

•	are governed by New York law.

Payments
          The trustee will make payments to the common depositary for Euroclear or Clearstream, Luxembourg, or its nominee, as the registered owner of the Bonds, which will receive the funds for distribution to the bondholders.
          Bondholders will be paid in accordance with the procedures of the relevant clearing system and its direct participants, if applicable. Neither Argentina nor the trustee shall have any responsibility or liability for any aspect of the records of, or payments made by, the relevant clearing system or its nominee or direct participants, or any failure on the part of the relevant clearing system or its direct participants in making payments to holders of the Bonds from the funds they receive. Notwithstanding the foregoing, Argentina’s obligations to make payments of principal, interest or other amounts on the Bonds shall not have been satisfied until such payments are received by the common depositary (or its nominee), as registered holder of the Bonds.
          If any date for an interest or principal payment is not a business day, Argentina will make the payment on the next business day. Argentina will treat such payments as if they were made on the due date, and no interest on the Bonds will accrue as a result of the delay in payment.
          For the purpose of this section, a “business day” means any day that is not a Saturday or Sunday, and that is not a day on which banking or trust institutions are authorized generally or obligated by law, regulation or executive order to close in New York City or the City of Buenos Aires and that is also a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System, or any successor system, is open for business.
Paying Agents and Transfer Agent
          The trustee will maintain, at Argentina’s expense, a trustee paying agent in a Member State of the European Union that is not obliged to deduct or withhold tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000, or any law implementing or complying with, or introduced in order to conform to, such Directives. The trustee has initially appointed The Bank of New York Mellon (One Canada Square, London E14 5AL) to serve as its trustee paying agent and transfer agent in London. The trustee will promptly provide notice of the termination or appointment of, or of any change in the office of, any trustee paying agent or transfer agent. If Argentina issues definitive securities, and until the Bonds are paid, the trustee will appoint, at Argentina’s expense, a trustee paying agent and transfer agent in a Western European city for payment on and transfers of the Bonds (which will include Luxembourg, so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require).
Class Voting; Fungibility
          The Bonds offered hereby, together with other global bonds due 2017 issued under the indenture that are denominated in dollars and are governed by New York law, will be deemed to constitute part of a single series of securities under the indenture for purposes of voting on amendments or modifications to their terms and for purposes of voting on acceleration of their maturity or remedies upon an event of default.
Further Issues
          Under the terms of the trust indenture, Argentina may, from time to time without the consent of holders of the Bonds, create and issue additional securities ranking pari passu with the Bonds and having the same terms and conditions as the Bonds, or the same terms and conditions except for the amount of the first payment of interest or other amounts on such additional securities, or, if applicable, the initial interest or other payment date or interest accrual date. Argentina may consolidate any such additional securities to form a single series with any outstanding Bonds.
          Any such additional debt securities, however, may not have, for purposes of U.S. federal income taxation, a greater amount of OID than the Bonds have as of the date of the issuance of such additional debt securities.

Seniority
          The Bonds constitute the direct, unconditional, unsecured and unsubordinated obligations of Argentina and rank pari passu and without preference among themselves by reason of priority of date of issue or currency of payment or otherwise, and at least equally with all of Argentina’s other present and future unsecured and unsubordinated External Indebtedness (as defined in the accompanying Prospectus under “Description of the Securities—Description of Debt Securities—Negative Pledge”).
Notices
          Argentina will deliver all notices to bondholders by first-class prepaid mail to each holder’s address as it appears in the register for the Bonds.
          In addition, as long as the Bonds are listed on the Luxembourg Stock Exchange, Argentina will publish all notices on the website of the Luxembourg Stock Exchange (http://www.bourse.lu) or, if publication is not practicable, Argentina will publish in another manner consistent with the rules of the Luxembourg Stock Exchange.
          Any notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.
Governing Law
          The Bonds are governed by the laws of the State of New York, except with respect to authorization and execution of the securities and the trust indenture by Argentina, which are governed by the laws of Argentina.
Jurisdiction
          Subject to certain exceptions, under the trust indenture and the terms and conditions of the Bonds issued pursuant thereto, Argentina has submitted to the jurisdiction of the following courts in connection with any suit, legal action or proceeding against Argentina with respect to the Bonds: any New York State or U.S. federal court sitting in the Borough of Manhattan, The City of New York and the courts of Argentina:
          In addition, Argentina has agreed that a final non-appealable judgment in any proceeding described above will be binding upon it and may be enforced by a suit upon such judgment in any such courts or in any other courts that may have jurisdiction over Argentina.
Registration and Book-Entry System
          The Bonds are represented by interests in one or more permanent global securities in fully registered form, without interest coupons attached, which is registered in the name of a nominee of a common depositary of Euroclear and Clearstream, Luxembourg and which is deposited with that common depositary. Financial institutions, acting as direct and indirect participants in either Euroclear or Clearstream, Luxembourg, will represent your beneficial interests in the global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.
          If you wish to hold securities through the Euroclear or Clearstream, Luxembourg system, you must either be a direct participant in Euroclear or Clearstream, Luxembourg or hold securities through a direct participant in Euroclear or Clearstream, Luxembourg. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with Euroclear or Clearstream, Luxembourg. Indirect participants are securities brokers and dealers, banks, trust companies and trustees that do not have an account with Euroclear or Clearstream, Luxembourg, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the Euroclear or Clearstream, Luxembourg system through direct participants.

          The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Bonds to such persons.
          In sum, you may elect to hold your beneficial interests in the Bonds:
•	through Euroclear or Clearstream, Luxembourg;

•	in Argentina, through Caja de Valores; or

•	through organizations that participate in such systems.
          As an owner of a beneficial interest in the global securities, you will generally not be considered the holder of any bond under the trust indenture.
Definitive Securities
          Argentina will issue securities in definitive form in exchange for interests in a global security only if:
•	Euroclear or Clearstream, Luxembourg is closed for a continuous period of 14 days, announces an intention permanently to cease business or does in fact do so, or is not registered or ceases to be exempt from registration under the U.S. Securities Exchange Act of 1934, as amended;

•	at any time Argentina decides it no longer wishes to have all or part of such Bonds represented by global securities; or

•	the trustee determines, upon the advice of counsel, that it is necessary to obtain possession of such Bonds in definitive form in connection with any proceedings to enforce the rights of holders of such Bonds.
          In connection with the exchange of interests in a global security for securities in definitive form under any of the conditions described above, such global security will be deemed to be surrendered to the trustee for cancellation, and Argentina will execute, and will instruct the trustee to authenticate and deliver, to each beneficial owner identified by the relevant clearing system, in exchange for its beneficial interest in such global security, an equal aggregate principal amount of definitive securities.
          If Argentina issues definitive securities, they will have the same terms and authorized denominations as the Bonds. The registered holder will receive payment of principal and interest in respect of definitive securities at or through the offices of the trustee in New York City or, if applicable, at or through the offices of any other trustee paying agent appointed by the trustee. The registered holder may present definitive securities for transfer or exchange according to the procedures in the trust indenture at the corporate trust office of the trustee in New York City and, if applicable, at the offices of any other transfer agent appointed by the trustee. See “—Paying Agents and Transfer Agents.”
          The Luxembourg Stock Exchange will be informed before Argentina issues definitive securities. If Argentina issues definitive securities, it will publish a notice on the website of the Luxembourg Stock Exchange announcing procedures for payments of principal and interest in respect of or transfer of definitive securities in Luxembourg.
          When you surrender a definitive security for transfer or exchange for securities of different authorized form and denomination, the trustee or the transfer agent, as the case may be, will authenticate and deliver to you a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of definitive securities. However, you may be charged for any stamp, tax or other governmental or insurance charges that must be paid in connection with the transfer, exchange or registration of transfer of definitive securities. Argentina, the trustee and any other agent appointed by the trustee or Argentina may treat the person in whose name any definitive security is registered as the owner of such security for all purposes.
          If any definitive security becomes mutilated, destroyed, stolen or lost, you can replace it by delivering the definitive security or evidence of its loss, theft or destruction to the trustee. Argentina and the trustee may require you to sign an indemnity under which you agree to pay Argentina, the trustee or any other agent appointed by the trustee for any losses they may suffer relating to the definitive security that was mutilated, destroyed, stolen or lost. Argentina and the trustee may also require you to present other documents or proof. After you deliver these documents, if neither Argentina nor the trustee has notice that a bona fide purchaser has acquired the definitive security you are exchanging, Argentina will execute, and the trustee will authenticate and deliver to you, a substitute definitive security with the same terms as the definitive security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of this definitive security.
          In case any mutilated, destroyed, stolen or lost debt security has become or will become due and payable within 15 calendar days following its delivery to the trustee for replacement, Argentina may pay such definitive security instead of replacing it.

CLEARANCE AND SETTLEMENT
          The information in this section concerning Euroclear, Clearstream, Luxembourg and Caja de Valores and their book-entry systems has been obtained from sources Argentina believes to be reliable. Argentina makes no representation or warranty with respect to this information, other than that it has been accurately extracted and/or summarized from those sources.
          Although Euroclear, Clearstream, Luxembourg and Caja de Valores have agreed to the following procedures to facilitate transfers of interests in the Bonds among participants in Euroclear, Clearstream, Luxembourg and Caja de Valores, as applicable, they are under no obligation to perform or to continue to perform these procedures and these procedures may be discontinued at any time. Neither Argentina nor the trustee will have any responsibilities for the performance by Euroclear, Clearstream, Luxembourg or Caja de Valores or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
The Clearing Systems
          General information with respect to each of Euroclear and Clearstream, Luxembourg is set forth in the accompanying Prospectus (under “Description of the Securities — Description of Debt Securities — Clearing Systems”).
          Caja de Valores
          Caja de Valores, a corporation organized under the laws of Argentina, is, with the exception of Central de Registro y Liquidación de Pasivos Públicos y Fideicomisos Financieros, currently the only authorized securities clearing system in Argentina. Caja de Valores is owned by the Buenos Aires Stock Exchange, Mercado de Valores and provincial exchanges and is regulated by the Comisión Nacional de Valores (the National Securities Commission of Argentina, or the “CNV”).
          Caja de Valores acts as a clearing house for securities trading, provides central depositary facilities for securities and acts as transfer and paying agent. It also handles settlement of securities transactions carried out on the Buenos Aires Stock Exchange. All securities in Caja de Valores are held on a fungible basis without attribution of specific securities to specific accounts. Accounts at Caja de Valores are opened only in the name of its participants, primarily financial institutions and stock brokers, which may, in turn, request Caja de Valores to open sub-accounts in the name of such participants’ customers. In general, Caja de Valores only acts on behalf of its participants and has no direct relationship with such participants’ customers.
Secondary Market Trading
          Since the purchaser determines the place of delivery, it is important for you to establish at the time of a secondary market trade the location of both the purchaser’s and seller’s accounts to ensure that settlement can be made on the desired value date.
          Trading between Euroclear and/or Clearstream, Luxembourg Participants
          Secondary market trading between Clearstream, Luxembourg participants and/or Euroclear participants will be settled using the procedures applicable to conventional EuroBonds in same-day funds.
          Trading between Caja de Valores Participants
          Secondary market trading between Caja de Valores participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Caja de Valores.

          Trading between Euroclear, Clearstream, Luxembourg and Caja de Valores Participants
          The CNV allows Caja de Valores to carry out clearing transactions with securities admitted to be settled through Clearstream, Luxembourg even though such securities are not physically deposited in Caja de Valores, provided that such securities must have been previously approved by the CNV to be publicly offered in Argentina or otherwise exempted from such approval (as in the case of the Bonds).
          Accordingly, if you hold Bonds through participant accounts in Euroclear or Clearstream, Luxembourg, secondary market trading with Caja de Valores participants will be settled using the same rules and operating procedures as if you were trading with any other Euroclear or Clearstream, Luxembourg participant.
          If you are a participant in Caja de Valores, you will have to make arrangements with Caja de Valores and Euroclear or Clearstream, Luxembourg, as the case may be, to preposition funds or Bonds to complete settlement and to make sure that trades will not fail.

TAXATION
          The following discussion summarizes certain Argentine and U.S. tax considerations that may be relevant to you if you purchase the Bonds. This summary is based on laws and regulations in effect in Argentina and laws, regulations, rulings and decisions now in effect in the United States. Any change could apply retroactively and could affect the continued validity of this summary.
          This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of purchasing and holding the Bonds, including the relevance to your particular situation of the considerations discussed below, as well as of foreign, state, local or other tax laws.
Argentine Federal Income Tax Consequences
          The following discussion summarizes certain aspects of Argentine federal taxation that may be relevant to you if you are a holder of Bonds who is an individual that is a non-resident of Argentina or a legal entity that is neither organized in, nor maintains a permanent establishment in Argentina (a “Non-Resident Holder of Bonds”). This summary may also be relevant to you if you are a Non-Resident Holder of Bonds in connection with the holding and disposition of the Bonds. The summary is based on Argentine laws, rules and regulations now in effect, all of which may change.
          This summary is not intended to constitute a complete analysis of the tax consequences under Argentine law of the receipt, ownership or disposition of the Bonds, in each case if you are a non-resident of Argentina, nor to describe any of the tax consequences that may be applicable to you if you are a resident of Argentina.
          If (a) you purchase Bonds pursuant to this prospectus supplement, and (b) you are a Non-Resident Holder of Bonds, the receipt of Bonds will not result in any withholding or other Argentine taxes. The purchase of Bonds pursuant to this prospectus supplement will not be subject to any stamp or other similar Argentine taxes.
          Under Argentine law, as currently in effect, if you are a Non-Resident Holder of Bonds, interest and principal payments on the Bonds will not be subject to Argentine income or withholding tax.
          If you are a Non-Resident Holder of Bonds and you obtain capital gains resulting from any trade or disposition of Bonds, you will not be subject to Argentine income or other taxes if you have no connection with Argentina other than as a holder of an interest in the Bonds.
U.S. Federal Income Tax Consequences
          The following discussion summarizes certain U.S. federal income tax consequences of an investment in the Bonds that may be material to you as a U.S. Holder. You are a U.S. Holder if you are a beneficial owner of the Bonds that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Bonds. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to your decision to invest in the Bonds, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address all of the tax consequences that may be relevant to persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark-to-market and dealers in securities or currencies; persons that will hold the Bonds as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for U.S. federal income tax purposes; persons whose functional currency is not the U.S. dollar; persons that will not hold the Bonds as capital assets; persons subject to the alternative minimum tax; or partnerships or other entities classified as partnerships for U.S. federal income tax purposes. In addition, the discussion does not describe any tax consequences arising out of the laws of any state, local or foreign jurisdiction.

          This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.
          YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE BONDS AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.
Interest and Original Issue Discount on the Bonds
          In general, for U.S. federal income tax purposes you will include stated interest payable on the Bonds in gross income at the time that such payments are accrued or are received, in accordance with your usual method of tax accounting.
          The Bonds may be issued with OID for U.S. federal income tax purposes. The Bonds will be issued with OID for U.S. federal income tax purposes if their stated principal amount exceeds their issue price unless such excess is less than a de minimis amount (which is equal to 0.25% times the stated principal amount of the Bonds multiplied by the number of whole years to maturity). If a substantial amount of the Bonds is issued for cash at the same time as the issuance of the Bonds, the issue price of the Bonds will be the first price at which a substantial amount of the Bonds is issued for cash. If no such cash offering of the Bonds is made, the issue price of the Bonds generally will be equal to the fair market value of the Bonds, determined as of the date on which they are issued, if a substantial amount of the Bonds is “traded on an established market” for U.S. federal income tax purposes (generally meaning that the Bonds are listed on a major securities exchange, appear on a quotation medium of general circulation or otherwise are readily quotable by dealers, brokers or traders) during the 60-day period ending 30 days after the date of the exchange. Argentina expects that, for U.S. federal income tax purposes, the Bonds will be traded on an established market.
          As discussed in more detail below, if the Bonds are issued with OID, you will be required to include OID on the Bonds in your gross income in advance of the receipt of the corresponding cash payments on such Bonds. The amount of OID with respect to the Bonds will be equal to the excess of (i) the stated principal amount of the Bonds, over (ii) the issue price of the Bonds.
          In general, if you hold the Bonds you will be required to include OID, if any, in gross income under a constant-yield method over the term of the Bonds in advance of cash payments attributable to such income, regardless of whether you are a cash or accrual method taxpayer. Under this treatment, you will include in ordinary gross income the sum of the “daily portions” of OID on the Bonds for all days during the taxable year that you own the Bonds. The daily portions of OID on a Bond are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be of any length and may vary in length over the term of the Bonds, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of OID on a Bond allocable to each accrual period will be determined by multiplying the “adjusted issue price” (as defined below) of the Bond at the beginning of the accrual period by the “yield to maturity” (as defined below) of such Bond and subtracting from that product the amount of any interest allocable to that accrual period. The amount of OID that you will be required to take into account will be reduced by the amount of any acquisition premium, as described below.
          The “adjusted issue price” of a Bond at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods. The “yield to maturity” of a Bond will be the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value of all payments on the Bond to equal the issue price of such Bond. Your initial tax basis in a Bond will be increased over time by the amount of OID included in your gross income.
          If your initial tax basis in a Bond is less than its stated principal amount, but greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of OID to reflect this “acquisition premium.”

          Sale, Exchange or Disposition of the Bonds
          You will generally recognize gain or loss on the sale, exchange or other disposition of the Bonds in an amount equal to the difference between the amount you realize on such sale, exchange or other disposition (less any accrued interest, which will be taxable as interest income) and your tax basis in the Bonds. The gain or loss that you recognize on the sale, exchange or retirement of a Bond generally will be capital gain or loss and will be long-term capital gain or loss if you have held the Bond for more than one year on the date of disposition.

PLAN OF DISTRIBUTION
          The Selling Holders or their transferees, pledgees, donees or other successors-in-interest may, from time to time, sell any or all of their Bonds on any exchange on which the Bonds are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. The Selling Holders will act independently of Argentina and of each other in making decisions with respect to the timing, manner and size of each sale.
          The Selling Holders may be deemed to be, under interpretations of the Staff of the SEC, “underwriters” within the meaning of the Securities Act. As such, the Selling Holders will be subject to the prospectus delivery requirements of the Securities Act. There is no underwriter or coordinating broker acting in connection with the resale of Bonds by the Selling Holders.
          The Bonds will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Bonds may not be resold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
          Application has been made to list the Bonds on the Official List of the Luxembourg Stock Exchange and on the Buenos Aires Stock Exchange and to have the Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange and on the Mercado Abierto Electrónico. However, that does not ensure that a liquid or active public trading market for the Bonds will develop. If an active trading market for the Bonds does not develop, the market price and liquidity of the Bonds may be adversely affected. If the Bonds are traded, they may trade at a discount from the principal amount, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

CERTAIN LEGAL RESTRICTIONS
          The distribution of this prospectus supplement and the accompanying Prospectus are restricted by law in certain jurisdictions. Persons into whose possession such materials come are required by Argentina and each Selling Holder to inform themselves of and to observe any of these restrictions.
          This prospectus supplement and the accompanying Prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation. Neither Argentina nor the Selling Holders accept any responsibility for any violation by any person of the restrictions applicable in any jurisdiction.
          The Bonds will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Bonds may not be resold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

FORWARD-LOOKING STATEMENTS
          Argentina has made forward-looking statements in this document, the accompanying Prospectus and the documents incorporated herein by reference. Statements that are not historical facts are forward-looking statements. These statements are based on Argentina’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Argentina undertakes no obligation to update any of them in light of new information or future events.
          Forward-looking statements involve inherent risks. Argentina cautions you that many factors could affect the future performance of the Argentine economy. These factors include, but are not limited to:
•	adverse external factors, such as a decline in foreign investment, changes in international prices (including commodity prices), high international interest rates and recession or low economic growth in Argentina’s trading partners. A decline in foreign direct investment could deprive the Argentine economy of capital needed for economic growth. Changes in international prices and high international interest rates could increase Argentina’s current account deficit and budgetary expenditures. Recession or low economic growth in Argentina’s trading partners could decrease exports from Argentina, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	adverse domestic factors, such as increases in domestic inflation, high domestic interest rates and currency exchange rate volatility. Each of these factors could lead to lower economic growth; and

•	other adverse factors, such as climatic or political events, international or domestic hostilities and political uncertainty.